SE( )MMISSION

09059223

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mount Yale Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 17th Street, Suite 1400
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Sabre — 952-897-5395
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael J. Sabre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mount Yale Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
23rd day of February, 2009

Linda J. Campbell
Notary Public

Michael J. Sabre
Signature

Chief Financial Officer
Title

LINDA J. CAMPBELL
Notary Public
Minnesota
My Commission Expires Jan. 31, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Mount Yale Securities, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Mount Yale Securities, LLC (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mount Yale Securities, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

Mount Yale Securities, LLC

Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	89,987
Prepaid expenses		6,619
Total assets	$	96,606
Liabilities and Member's Equity		
Liabilities		
Commissions payable	$	10,733
Due to affiliates		31,212
Total liabilities		41,945
Member's equity		54,661
Total liabilities and member's equity	$	96,606

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Mount Yale Securities, LLC (the Company), a wholly owned subsidiary of Mount Yale Capital Group, LLC (the Parent), is a registered introducing broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a limited-service brokerage firm engaged in the private placement of securities, which commenced operations on April 7, 2003.

Other affiliates wholly-owned by the Parent include Mount Yale Asset Management, LLC (MYAM), Mount Yale Investment Advisors, LLC (MYIA), and Mount Yale Administrative Services, LLC (MYAS). MYAM is registered as an investment adviser with the Securities and Exchange Commission (SEC) and as a commodity pool operator and trading adviser with the Commodity Futures Trading Commission. MYIA is an investment advisory firm registered as an investment adviser with the SEC. MYIA provides advisory services to high net worth and institutional clients.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition: The Company and its affiliates act as placement agents for various third party investment managers and earn fees based upon the level of assets invested with such managers. Placement fees are recorded on the accrual basis. Certain placement fees are also subject to investment manager performance criteria. Such income is recognized upon notification by an investment manager that the performance criteria has been achieved, which may, under certain circumstances, coincide with the cash receipt of fee income by the Company.

The Company also receives commission income from MYAM to reimburse the Company for commissions paid to the sales staff in connection with sales efforts benefiting affiliated entities. Additionally, the Company receives referral fees from certain counterparties in connection with product sales which are also passed through to the sales agents negotiating such transactions. Commission and referral fees are recorded on the accrual basis.

Income Taxes: The Company is treated as a partnership for income tax purposes. Federal and state income tax statutes require that the income or loss of a partnership be included in the tax returns of the member. The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes* on January 1, 2007, which defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not' to be sustained by the taxing authority. FIN 48 applies to all tax positions accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. For the year ended December 31, 2008, no income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

Recently Adopted Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. The Company has no financial assets subject to the provisions of SFAS 157 as of December 31, 2008.

Note 2. Related-Party Transactions

The Company and MYAS have entered into an administrative services agreement for MYAS to provide administrative, managerial, and accounting services, as well as joint use and sharing of office facilities.

The Company's results of operations are not necessarily indicative of the results that might occur if the Company were operating independently.

Note 3. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2008, the Company had net capital and net capital requirements of $48,042 and $5,000, respectively. The net capital ratio was 0.87 to 1 at December 31, 2008. The net capital requirements may effectively restrict, among other things, member redemptions.

McGladrey & Pullen
Certified Public Accountants

Mount Yale Securities, LLC

Statement of Financial Condition
December 31, 2008

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.